FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2007

PROGEN PHARMACEUTICALS LIMITED
(Translation of registrant’s name into English)

16 Benson St, Toowong.  Queensland 4066, Australia
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached as Exhibit 99.1 is a copy of the Company’s Announcement “Orphan Drug Designation for PI-88 granted in the EU”, dated September 20, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Progen Pharmaceuticals Limited

Date: September 20, 2007	By:	Linton Burns, Company Secretary

EXHIBIT INDEX

Exhibit Number	Description
99.1	Copy of Company’s Announcement “Orphan Drug Designation for PI-88 granted in the EU”, dated September 20, 2007.